[redacted]

08004160

RECEIVED

2008 AUG 11 A 7:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

August 5, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated August 4, 2008
- Notice of Repurchase of Own Shares from the Market and its Termination dated August 4, 2008
- Repurchase of Own Shares dated August 4, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
AUG 12 2008
THOMSON REUTERS

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

August 4, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

The Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From July 1st to 31st, 2008
2. Number of shares repurchased:	825,650 shares
3. Total cost of repurchase:	368,802,900 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on May 26th, 2008

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (Rate to the number of outstanding shares without treasury stocks: 1.96%)
- Total value of shares to be repurchased:	1,000 million-yen (maximum)
- Method of repurchase:	Repurchased at the Tokyo Stock Exchange
- Period of repurchase:	From May 27th, 2008 to March 31st, 2009

Note2: Total number of shares and cost of the repurchase from May 26th, 2008, when Board of Directors' meeting was held, to July 31st, 2008 is as follows:

- Total number of shares repurchased:	825,650 shares
- Total value of shares repurchased:	368,802,900 yen

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

RECEIVED
2008 AUG 11 A 7:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 4, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market and its Termination

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

The Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below. As a result, the Company terminated the repurchase resolved at the Board of Directors' meeting held on May 26th, 2008.

Description

1. Period of repurchase:	From August 1st to 1st, 2008
2. Number of shares repurchased:	174,350 shares
3. Total cost of repurchase:	85,889,900 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on May 26th, 2008

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (Rate to the number of outstanding shares without treasury stocks: 1.96%)
- Total value of shares to be repurchased:	1,000 million-yen (maximum)
- Method of repurchase:	Repurchased at the Tokyo Stock Exchange
- Period of repurchase:	From May 27th, 2008 to March 31st, 2009

Note2: Total number of shares and cost of the repurchase from May 26th, 2008, when Board of Directors' meeting was held, to August 1st, 2008 is as follows:

- Total number of shares repurchased:	1,000,000 shares
- Total value of shares repurchased:	454,692,800 yen

- END -

Disclaimer: This is an English translation of the captioned release. This translation is prepared and provided for the purpose of the reader's convenience. All readers are recommended to refer to the original version in Japanese of the release for complete information.

August 4, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

At the meeting of Board of Directors held on August 4th, 2008, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common shares
(2) Total number of shares to be repurchased:	700,000 shares (maximum) (Rate to the number of outstanding shares without treasury stocks: 1.40%)
(3) Total costs of shares to be repurchased:	400 million-yen (maximum)
(4) Period of repurchase:	From August 5th, 2008 to March 31st, 2009

Note: Information as of August 1st, 2008
- Total number of outstanding shares without treasury stocks: 50,127,064 shares
- Total number of treasury stocks: 6,465,210 shares

END

- END -